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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Providence Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74 37 8L 10 2

(CUSIP Number)

Abram Janz 100 Crescent Court, 7th Floor Dallas, Texas 75201 (214)695-5848
Shirley Janz 100 Crescent Court, 7th Floor Dallas, Texas 75201 (214)675-7639

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP NO. 74 37 8L 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Abram Janz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

Abram Janz – Canadian

	7.	Sole Voting Power
Number of		Abram Janz 2,286,330

Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		Abram Janz 2,286,330

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Abram Janz   2,286,330

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

Abram Janz   4.43%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 74 37 8L 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Shirley Janz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

Shirley Janz - Canadian

	7.	Sole Voting Power
Number of
		Shirley Janz 2,000,000
Shares	8.	Shared Voting Power

Beneficially
		0
Owned by Each	9.	Sole Dispositive Power

Reporting
		Shirley Janz 2,000,000
Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Shirley Janz    2,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

Shirley Janz    3.88%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

Common Stock

Providence Resources, Inc.
1066 Hastings St., Ste. 2610
Vancouver, B.C. V6E 3X2

Item 2. Identity and Background

a.	Abram Janz
b.	100 Crescent Court, 7th floor
Dallas, Texas 75201
c.	Investments / Consultant
d.	None
e.	None
f.	Canadian

a.	Shirley Janz
b.	100 Crescent Court, 7th floor
Dallas, Texas 75201
c.	Investments
d.	None
e.	None
f.	Canadian

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired from the issuer as payment for the acquisition of ownership interest in Providence Exploration, LLC.

Item 4. Purpose of Transaction

The securities are to be held for investment

Item 5. Interest in the Securities of the Issuer

a.	Abram Janz owns 2,286,330 shares of Providence Resources, Inc. common stock which represents approximately 4.43% of the issued and outstanding shares of Providence Resources, Inc. common stock. Shirley Janz owns 2,000,000 shares of Providence Resources, Inc. common stock, which represents approximately 3.88% of the issued and outstanding shares of Providence Resources, Inc. common stock.

b.	Sole Voting Power
Abram Janz has sole voting power on 2,286,330 shares
Shirley Janz has sole voting power on 2,000,000 shares

Shared Voting Power
0

Sole Dispositive Power
Abram Janz has sole dispositive power on 2,286,330 shares
Shirley Janz has sole dispositive power on 2,000,000 shares

Shared Dispositive Power
0

c.	n/a

d.	n/a

e.	n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No loans, rights, options or proxies.

Item 7. Material to be Filed as Exhibits

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2006

Signature:	/s/ Abram Janz

/s/ Shirley Janz

Name:	Abram Janz, Shirley Janz